UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                                                                                      Commission File Number 000-51975
PARACAP CORP.
(Exact name of registrant as specified in its charter)
424 West Bakerview Road,  #105-268
Bellingham, WA, 98226
604-618-9110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:  Thirty holders

The Registrant respectfully requests that the Commission accelerate the effective date of this Notice of Termination because the Registrant is delinquent in its reporting obligations and because it is unable to obtain in a timely manner an audit of its annual financial statements and review of its quarterly financial statements which are now delinquent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Paracap Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 2, 2019

By:   /s/ Xing Cheng Yao
Xing Cheng Yao, President